April 16, 2012

VIA EDGAR CORRESPONDENCE

Maryse Mills-Apenteng

Special Counsel

U.S. Securities and Exchange Commission

Washington, DC 20549

RE:	Raptor Networks Technology, Inc. Revised Preliminary Information Statement on Schedule 14C Filed April 6, 2012 File No. 000-51443

Dear Ms. Mills-Apenteng:

We have received your correspondence dated April 12, 2012. We have addressed your comments by reproducing below each comment and providing our response immediately thereafter.

Proposal 1 – Amendment of our Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock from 200,000,000 to 500,000,000, page 4

1.	We note your response to prior comment 2; however, your Articles of Incorporation filed as exhibit 3.1 in your Form 10-K for the fiscal year ended December 31, 2004 appear to authorize only 50,000,000 shares of common stock. Your Information Statement indicates that 200,000,000 shares of common are authorized. Please advise. You may consider including as exhibits to your Information Statements any amendments to your Articles of Incorporation reflecting any changes made to your authorized common stock.

Response: We filed (i) a Form 8-K on June 15, 2005 to increase the authorized shares of common stock to 75,000,000 shares of common stock, (ii) a Form 8-K on June 5, 2006 to increase the authorized shares of common stock to 110,000,000 shares of common stock and (iii) a Form 8-K on May 4, 2007 to increase the number of authorized shares of common stock to 200,000,000 shares of common stock.

Proposal 2 – Amendment to Our Articles of Incorporation To Effect a Reverse Stock Split of the Common Stock of the Company, page 5

2.	Regarding your response to prior comment 3, please revise the table on page 5 to indicate, if true, that the top and bottom rows refer to your capital structure before and after the reverse stock split, respectively.

Response: We have revised the table on page 5 to indicate that the top row refers to our capital structure before the reverse stock split and that the bottom row refers to our capital structure after the reverse stock split. A marked version of our revised Schedule 14C is filed as correspondence with this letter.

Proposal 3 – Amendment of our Articles of Incorporation to Change our Domicile

Certain Differences Between the Corporate Laws of Colorado and Wyoming, page 11

3.	We are unable to concur with your assertion in your response to prior comment 4 that there are no material differences in your charter documents when, for example, your disclosure on page 14 indicates that the Wyoming Bylaws no longer allow shareholders to call special meetings. Please revise your document in accordance with our prior comment.

Response: In accordance with a telephone conversation yesterday between our counsel and Gabriel Eckstein we have revised the Schedule 14C to eliminate this sentence under proposal 3: “There are also no material differences in the Articles of Incorporation and Bylaws of the Colorado Corporation and the Wyoming Corporation.”

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Akerman Senterfitt LLP, at (202) 824-1705. If you cannot reach him, please call me at (732) 252-5146.

Sincerely, /s/ Al Pietrangelo CEO

cc: Ernest M. Stern, Esq.